April __, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Sterling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Sterling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 175 to its registration statement, filed on behalf of its series, the Geneva Advisors All Cap Growth Fund and the Geneva Advisors Equity Income Fund (the “Funds”).  PEA No. 175 was filed pursuant to Rule 485(a) under the 1933 Act on Form N1A on February 10, 2010 for the purpose of adding the Geneva Advisors Equity Income Fund as a new series to the Trust.  The Trust is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  In addition, the Trust has attached hereto as Appendix A the applicable sections of the Prospectus showing the revisions made in accordance with the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

General Comment

Comment 1:
If the Funds will be using the summary prospectus, please provide for the Staff’s review the legend that will appear on the summary prospectus, as required under Rule 498(b)(1)(v) under the Securities Act of 1933, as amended.

Response:	The Trust responds by stating supplementally that the Funds do not intend to use the summary prospectus.

Prospectus – Summary Section – Fees and Expenses of the Fund (both Funds)

Comment 2:	Please remove the last sentence in footnote (1) to the table, as this cross reference is not information allowed by Form N-1A.

Response:	The Trust responds by making the requested revision, as shown in Appendix A attached hereto.

Comment 3:
Please revise footnote (2) to the table to clarify why Total Annual Fund Operating Expenses in the table do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section, as required by Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response:	The Trust responds by revising footnote (2), as shown in Appendix A attached hereto, to read as follows:

(2)
Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.”

Prospectus – Summary Section – Principal Investment Strategies (both Funds)

Comment 4:
With respect to the statement that the Fund’s investment strategy focuses on individual security selection that takes into consideration the security’s industry group, please revise to clarify what this means in plain English.

Response:	The Trust responds by revising the following disclosure, as shown in Appendix A attached hereto, to read as follows:

“The Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. companies without regard to market capitalizations.  The Fund’s investment strategy focuses on identifying stocks within multiple industry groups.  Using quantitative and qualitative measures established by the Advisor, the Fund seeks to purchase common stocks that have stronger relative performance than other common stocks.”

Comment 5:
The Staff notes that each Fund’s discussion in this section includes the statement that the Fund makes investments without regard to market caps more than once.  Please consider revising to remove the duplicative statements.

Response:	The Trust responds by removing the duplicative statements, as shown in Appendix A attached hereto.

Comment 6:	Please add a discussion of how the Fund’s investment adviser will determine to sell an individual investment.

Response:	The Trust responds by adding the following disclosure to this section, as shown in Appendix A attached hereto, for each Fund:

“The Advisor may sell the Fund’s investments for a variety of reasons, including to secure gains, limit losses or reinvest in more promising investment opportunities.”

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers

Appendix A

Geneva Funds
Summary Prospectus, Page 1 and 6 - revisions per Comments 2 and 3 shown in italic text:

Geneva Advisors All Cap Growth Fund – Page 1

Investment Objective

The investment objective of the Geneva Advisors All Cap Growth Fund (the “Fund” or the “All Cap Growth Fund”) is long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class R Shares	Class I Shares
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.25%	1.25%
Distribution (12b-1) Fees	0.25%	None
Other Expenses	1.47%	1.48%
Acquired Fund Fees and Expenses(2)	0.02%	0.02%
Total Annual Fund Operating Expenses	2.99%	2.75%
Fee Waiver/Expense Reimbursement	(1.47)%	(1.48)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (3)	1.52%	1.27%

(1)
If a separately managed account client of the Adviser invests in the Fund, the Advisor may be compensated for both managing the Fund and for managing the client’s assets (which include the client’s investment in the Fund).

(2)
Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this prospectus, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

(3)
Pursuant to an operating expense limitation agreement between the Fund’s investment advisor, Geneva Investment Management of Chicago, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, acquired fund fees and expenses, extraordinary and non-recurring expenses) for the Fund do not exceed 1.50% for Class R shares and 1.25% for Class I shares of the Fund’s average net assets, through August 31, 2010, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can only be terminated by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.

Geneva Advisors Equity Income Fund – Page 6

Investment Objective
The investment objective of the Geneva Advisors Equity Income Fund (the “Fund” or the “Equity Income Fund”) is current income, with a secondary objective of modest capital appreciation.

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class R Shares	Class I Shares
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.25%	1.25%
Distribution (12b-1) Fees	0.25%	None
Other Expenses(2)	10.74%	10.74%
Total Annual Fund Operating Expenses	12.24%	11.99%
Less: Fee Waiver/Expense Reimbursement	-10.74%	-10.74%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	1.50%	1.25%

(1)
If a separately managed account client of the Advisor invests in the Fund, the Advisor may be compensated for both managing the Fund and for managing the client’s assets (which include the client’s investment in the Fund).

(2)	Other expenses are based on estimated amounts for the current fiscal year.
(3)
Pursuant to an operating expense limitation agreement between the Fund’s investment advisor, Geneva Investment Management of Chicago, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, acquired fund fees and expenses, extraordinary and non-recurring expenses) for the Fund do not exceed 1.50% for Class R shares and 1.25% for Class I shares of the Fund’s average net assets, through [three years from date of prospectus], subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can only be terminated by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.

Appendix A

Geneva Funds
Summary Prospectus, Page 2 and 7 - revisions per Comments 4, 5 and 6 shown in italic text:

Geneva Advisors All Cap Growth Fund – Page 2

Principal Investment Strategies
The Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. companies without regard to market capitalizations.  The Fund’s investment strategy focuses on identifying stocks within multiple industry groups.  Using quantitative and qualitative measures established by the Advisor, the Fund seeks to purchase common stocks that have stronger relative performance than other common stocks.  The Advisor may sell the Fund’s investments for a variety of reasons, including to secure gains, limit losses or reinvest in more promising investment opportunities.

Under normal conditions, the Fund may invest up to 100% of its net assets in common stocks of U.S. companies.  Additionally, the Fund may invest up to 30% of its net assets in securities of “foreign issuers.”  “Foreign issuers” means non-U.S. companies: (a) whose securities are not traded on a U.S. exchange; (b) whose securities are traded on a U.S. exchange, and denominated in U.S. dollars, in the form of American Depositary Receipts (“ADRs”); and (c) who are organized and headquartered outside the United States but whose securities are publicly traded on a U.S. exchange.  The Fund may invest up to 25% of its net assets in securities of “foreign issuers” of companies located in emerging markets.  Emerging markets are less developed countries as defined by the investment community and represented by the Morgan Stanley Capital International Emerging Markets Index (“MSCI EM”).

Under normal market conditions, the Advisor uses a bottom-up, fundamental investment approach to identify quality growth companies.  In assessing whether a company is a quality growth company, the Advisor may consider, among other things, whether such company has sustainable competitive advantages and highly visible future growth potential, including internal revenue growth, large market opportunities and simple business models, and shows strong cash flow generation and high return on invested capital.  The Advisor utilizes proprietary research and a rigorous qualitative and quantitative investment process.  The Advisor normally does not engage in active trading of the Fund’s investments.

Geneva Advisors Equity Income Fund – Page 7

Principal Investment Strategies
The Fund seeks to achieve its investment objective by investing in publicly traded securities without regard to market capitalizations.  The Fund’s investment strategy focuses on identifying stocks within multiple industry groups.  The Fund seeks to generate current income while providing a modest amount of capital appreciation.  The Fund has wide flexibility in types of securities used to generate a current income yield.

The Fund may invest in preferred stocks, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), and convertible securities.  A REIT is a security of a company that invests in real estate, either through real estate property, mortgages and similar real estate investments, or all of the foregoing.  MLPs are businesses organized as limited partnerships which trade their proportionate shares of the partnership (units) on a public exchange.  Using quantitative and qualitative measures established by the Advisor, the Fund also seeks to purchase dividend-paying and non-dividend-paying common stocks that have stronger relative performance than other dividend-paying and non-dividend-paying common stocks.  The Advisor may sell the Fund’s investments for a variety of reasons, including to secure gains, limit losses or reinvest in more promising investment opportunities.

Appendix A

The Fund may also invest up to 30% of its net assets in securities of “foreign issuers.”  “Foreign issuers” means non-U.S. companies: (a) whose securities are not traded on a U.S. exchange; (b) whose securities are traded on a U.S. exchange, and denominated in U.S. dollars, in the form of American Depositary Receipts (“ADRs”); and (c) who are organized and headquartered outside the United States but whose securities are publicly traded on a U.S. exchange.  The Fund may invest up to 25% of its net assets in securities of “foreign issuers” of companies located in emerging markets.  Emerging markets are less developed countries as defined by the investment community and represented by the Morgan Stanley Capital International Emerging Markets Index (“MSCI EM”).